Johnson Matthe

06016062

RECEIVED
AUG 14 2006
SEC MAIL PROCESSING SECTION
WASH. D.C. 209

August 4, 2006

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3267

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**07 July 2006**
2.	**Notification of Transactions of Directors/Persons**	**19 July 2006**
3.	**Chairman's Statement**	**25 July 2006**
4.	**Notification of Transactions of Directors/Persons**	**27 July 2006**
5.	**Notification of Transactions of Directors/Persons**	**31 July 2006**
6.	**Notification of Transactions of Directors/Persons**	**01 Aug 2006**
7.	**Notification of Transactions of Directors/Persons**	**01 Aug 2006**
8.	**Notification of Transactions of Directors/Persons**	**01 Aug 2006**
9.	**Regulatory Announcement**	**03 Aug 2006**
10.	**Notification of Transactions of Directors/Persons**	**03 Aug 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

8/16

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4 (R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   20 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.06

14. Date and place of transaction:

29 June 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

6 July 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

7 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
W F Sandford
J N Sheldrick
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27
L C Pentz	30
W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.58

14. Date and place of transaction:

19 July 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	51,030
P N Hawker	8,077
D W Morgan	36,368
L C Pentz	11,525
J N Sheldrick	63,432

16. Date issuer informed of transaction:

19 July 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

19 July 2006

For release at 12 noon on Tuesday 25th July 2006

Chairman's Statement
At Johnson Matthey's AGM

Commenting on current trading at today's Annual General Meeting, Sir John Banham, Chairman of Johnson Matthey, said:

"Johnson Matthey has made an encouraging start to the new financial year with 7% growth in earnings per share in the first quarter.

Catalysts Division achieved good growth in sales and profits in the quarter. Environmental Catalysts and Technologies benefited from increased sales of catalysts for diesel cars in Europe. Autocatalyst sales were well up in Asia with strong growth in Japan and China but demand from our major customers in North America remained weak. Process Catalysts and Technologies also achieved good growth with a useful contribution from Davy Process Technology, which was acquired at the end of last year, and continued strong demand for synthesis gas catalysts.

Precious Metal Products Division enjoyed a strong first quarter benefiting from favourable trading conditions for platinum group metals and good growth in its manufacturing operations.

The results of the two smaller divisions were in line with expectations. Pharmaceutical Materials Division's sales were ahead of last year but there were no further developments in our customers' product launches in the quarter. Ceramics Division's sales were similar to last year with continued good cash generation.

The outlook for the rest of the year remains very much as we set out in the outlook statement in our annual report. We expect growth in the second half of the year to be stronger than the first with increased sales of catalysts for heavy duty diesel vehicles in Europe and North America as the new emissions legislation comes fully into effect."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
W F Sandford	(i)
F K Sheffy	(i)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities /director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick

W F Sandford
F K Sheffy
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

N/A

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired:

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

N/A

14. Date and place of transaction:

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

N/A

17. Date of grant:

26 July 2006

18. Period during which or date on which it can be exercised:

26 July 2009 to 26 July 2016 (subject to the relevant performance targets being met)

19. Total amount paid (if any) for grant of the option:

Nil

20. Description of shares or debentures involved (class and number):

Ordinary Shares of £1 each

N A P Carson	71,378
P N Hawker	34,518

D W Morgan	35,104
L C Pentz	34,518
J N Sheldrick	46,804
W F Sandford	22,642
F K Sheffy	19,235
I F Stephenson	22,115

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

£12.82

22. Total number of shares or debentures over which options held following notification:

N A P Carson	339,856
P N Hawker	162,261
D W Morgan	189,010
L C Pentz	180,474
J N Sheldrick	254,962

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

27 July 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4 (R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

   13 July 2006 – 20 Ordinary Shares of £1 each
   26 July 2006 – 20 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

13 July 2006 - £12.88
26 July 2006 - £12.99

14. Date and place of transaction:

13 July and 26 July 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

28 July 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

31 July 2006

Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:19 01-Aug-06
Number	0805H

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (iii)

3. Name of person discharging managerial responsibilities/director:

   A M Thomson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   A M Thomson

8. State the nature of the transaction:

   Dividend Reinvestment – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

35

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.96

14. Date and place of transaction:

1 August 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

2,200

16. Date issuer informed of transaction:

1 August 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2006

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JM
Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:22 01-Aug-06
Number	0808H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (iii)

3. Name of person discharging managerial responsibilities/director:

   Sir John Banham

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   James Hay Pension Trustees Limited

8. State the nature of the transaction:

   Purchase of shares into a Self Invested Personal Pension (SIPP)

9. Number of shares, debentures or financial instruments relating to shares acquired:

4,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.0475

14. Date and place of transaction:

31 July 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

8,000

16. Date issuer informed of transaction:

31 July 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of

exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2006

END

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Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:24 01-Aug-06
Number	0810H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
W F Sandford	(i)
F K Sheffy	(i)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities /director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   J N Sheldrick

   W F Sandford
   F K Sheffy
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees (C.I.) Limited

8. State the nature of the transaction:

Allocation of shares under the Johnson Matthey Long Term Incentive Plan (LTIP). The shares are subject to a three year vesting period and Total Shareholder Return and Earnings Per Share performance targets.

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	56,148
P N Hawker	21,723
D W Morgan	22,091
L C Pentz	21,723
J N Sheldrick	29,455
W F Sandford	12,665
F K Sheffy	10,760
I F Stephenson	12,371

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£13.58

14. Date and place of transaction:

London, 1 August 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

	Allocations under Johnson Matthey LTIP
N A P Carson	187,999

P N Hawker	73,233
D W Morgan	79,717
L C Pentz	73,233
J N Sheldrick	106,231

16. Date issuer informed of transaction:

    1 August 2006

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2006

END

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:03 03-Aug-06
Number	2278H

Johnson Matthey

Release of shares from the Johnson Matthey Long Term Incentive Plan

Johnson Matthey PLC (the "Company") sets out below details of Ordinary Shares of £1 each which were released from the Johnson Matthey Long Term Incentive Plan (the "LTIP") on 1 August 2006 to Directors and Persons Discharging Managerial Responsibilities. Some of the shares were sold immediately. All shares were allocated on 1 August 2003.

Name		*Number of shares released*	*Number of shares sold on 1 August 2006*	*Sale Price*	*Number of shares retained*
N A P Carson	Director	16,968	6,957	£12.915	10,01
P N Hawker	Director	10,747	4,407	£12.915	6,34
D W Morgan	Director	13,575	9,571	£12.915	4,00
L C Pentz	Director	11,269	4,621	£12.915	6,64
J N Sheldrick	Director	18,382	7,537	£12.915	10,84
W F Sandford	Senior Executive	6,294	6,294	£12.915	
F K Sheffy	Senior Executive	7,935	7,935	£12.915	
I F Stephenson	Senior Executive	7,747	3,177	£12.915	4,57

Following the above release, the total number of shares allocated under the LTIP in respect of the directors is as follows:

N A P Carson	187,999
P N Hawker	73,233
D W Morgan	79,717
L C Pentz	73,233
J N Sheldrick	106,231

The Company was notified of the above transaction on 2 August 2006.

Angela Purtill
Assistant Company Secretary
Johnson Matthey PLC
Tel: 020 7269 8461
3 August 2006

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Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	17:49 03-Aug-06
Number	2395H

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

Dividend reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	33
P N Hawker	33
I F Stephenson	33

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£12.92

14. Date and place of transaction:

1 August 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,074
P N Hawker	14,450

16. Date issuer informed of transaction:

2 August 2006

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

3 August 2006

END

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